UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____1________)*

                                                                      ElderTrust
(Name of Issuer)

                             Common Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)

                   284560 10 9
(CUSIP Number)

                                                                  July 23, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  ]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284560 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles W. Ruff

2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) (b) [X]

3.	SEC Use Only

4.	Citizenship of Place of Organization United States of America

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 377,200 See item 2(a) of attached schedule
6. Shared Voting Power 0
7. Sole Dispositive Power 377,200 See item 2(a) of attached schedule
8. Shared Dispositive Power 10,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,200 See item 2(a) of attached schedule
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.2% See item 2(a) of attached schedule

12.	Type of Reporting Person IN

Explanatory Note

          This Amendment No. 1 amends the Schedule 13G filed on August 1, 2002 by Insight Investments, LP, Ruff Fund Management, LLC and Charles W. Ruff relating to the common shares of beneficial interest of ElderTrust. The cover page setting forth information regarding Charles W. Ruff is amened to correct a typographical error in the number of shares reported in Item 9. The cover page for Mr. Ruff, as corrected, is included herewith.

Signature

          After reasonable inquiry and to the best if my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Date: August 2, 2002

Insight Investments, LP by: Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
/S/ Charles W. Ruff (Signature) Charles W. Ruff (Name)

Exhibit A

Agreement as to Joint Filing

          Pursuant to Rule 13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Amendment No. 1 to Schedule 13G relating to ElderTrust is being filed on behalf of each of the undersigned.

August 2, 2002

Insight Investments, LP by: Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
Ruff Fund Management, LLC By: /S/ Charles W. Ruff (Signature) Charles W. Ruff, President and Sole Member (Name/Title)
/S/ Charles W. Ruff (Signature) Charles W. Ruff (Name)